SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                                 StupidPC, Inc.
                                 --------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   864023 10 6
                                  -------------
                                 (CUSIP Number)


                                February 8, 2000
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             (Date of event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                [x] Rule 13d-1(c)


                         (Continued on following pages)

                               (Page 1 of 6 Pages)

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AMRO International, S.A.
     None
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Panama
________________________________________________________________________________
               5.   SOLE VOTING POWER

                    579,498  shares,  including  (i)  60,000  shares  which  are
                    issuable  upon  the  exercise  of  immediately   exercisable
                    warrants and  (ii)  519,498  shares  which are issuable upon conversion of reporting person's  $600,000  principal amount of issuer's Convertible Debentures.
  NUMBER OF
               _________________________________________________________________
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        None.
               _________________________________________________________________
  OWNED BY     7.   SOLE DISPOSITIVE POWER

    EACH            579,498  shares,  including  (i)  60,000  shares  which  are
                    issuable  upon  the  exercise  of  immediately   exercisable
  REPORTING         warrants  and (ii) 519,498  shares  which are issuable  upon conversion of reporting  person's $600,000  principal amount
   PERSON           of issuer's Convertible Debentures.
               _________________________________________________________________
    WITH       8.   SHARED DISPOSITIVE POWER

                    None.
               _________________________________________________________________

_______________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          579,498 shares, including (i) 60,000 shares which are issuable upon the exercise of immediately exercisable warrants and (ii) 519,498 shares which are issuable upon conversion of reporting person's $600,000 principal amount of issuer's Convertible Debentures
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


          9.9%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON


          CO
________________________________________________________________________________

                                                               Page 3 of 6 Pages


Item 1(a).          Name of Issuer.
                    StupidPC, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices.

                    6690 Jones Mill Court, Suite A
                    Norcross, GA 30092

Item 2(a).          Name of Person Filing.

                    The reporting person is AMRO International, S.A.

Item 2(b).          Address of Principal Business Office, or if none, Residence.

                    The  address  of  the  principal   business  office  of  the
                    reporting person is:

                    C/o Ultra Finanz, AG, Grossmunsterplatz 26, Zurich, CH-8022, Switzerland

Item 2(c).          Citizenship.

                    AMRO International is a corporation organized under the laws of the Republic of Panama.

Item 2(d).          Title of Class of Securities.

                    Common Stock

Item 2(e).          CUSIP Number.

                    864023 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                    Not applicable. This statement is filed pursuant to Rule 13d-1 (c)

Item 4.             Ownership.

          (a) Amount beneficially owned by reporting person as of February 8, 2000:

                    579,498 shares, including (i) 60,000 shares which are issuable upon the exercise of immediately exercisable warrants and (ii) 519,498 shares which are issuable upon conversion of reporting person's $600,000 principal amount of issuer's Convertible Debentures.

          (b)       Percent of Class: 9.9%

                                                               Page 4 of 6 Pages

          (c)       Number of shares as to which such person has:

                    (i)       Sole power to direct the vote: 579,498 (1)

                    (ii)      Shared power to vote or to direct the vote:

                                                             None

                    (iii)     Sole power to  dispose  or direct the  disposition
                              of:                            579,498 (1)

                    (iv)      Shared power to dispose or direct the  disposition
                              of:                            None

Note:

          (1) Includes immediately exercisable stock purchase warrants to purchase 60,000 shares of Common Stock and 519,498 shares which may be issued upon conversion of the issuer's Convertible Debentures, of which the reporting person owns $600,000 principal amount.

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not applicable.

                                                               Page 5 of 6 Pages

Item 8.             Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.             Notice of Dissolution of Group.

                    Not applicable.

Item 10.            Certification.

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction that have that purpose or effect.

                                                              Page 6 of 6 Pagers


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        March 7, 2000
                                             ----------------------------------
                                                           (Date)


                                             -----------------------------------
                                                 /s/ AMRO International, S.A.
                                                      By: H. U. Bachofen
                                                          --------------
                                                            Director
                                             -----------------------------------
                                                           (Signature)